Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185676

TRILINC GLOBAL IMPACT FUND, LLC

SUPPLEMENT NO. 7 DATED AUGUST 29, 2014

TO THE PROSPECTUS DATED APRIL 15, 2014

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of TriLinc Global Impact Fund, LLC (the “Company”), dated April 15, 2014, as supplemented by Prospectus Supplement No. 1, dated May 19, 2014, Prospectus Supplement No. 2, dated June 30, 2014, Prospectus Supplement No. 3, dated July 7, 2014, Prospectus Supplement No. 4, dated July 23, 2014, Prospectus Supplement No. 5, dated July 28, 2014, and Prospectus Supplement No. 6, dated August 18, 2014 (the “Prospectus”).

The purposes of this Supplement are as follows:

A.	To provide information regarding our public offering; and

B.	To update the section of the Prospectus titled “Business;”

A.	Status of Our Public Offering

As of August 29, 2014, we had raised gross proceeds of approximately $44.2 million from the sale of approximately 4.7 million units of our limited liability company interest, including units issued pursuant to our distribution reinvestment plan.

B.	Update to the Section Titled “Business”

The following information updates and supplements the “Business – Investments – Overview” section of the Prospectus to provide information regarding the Company’s recent investments:

•	On August 19, 2014, we funded $336,000 as part of a $1,500,000 revolving trade finance facility at a fixed interest rate of 15.00% to a South African clothing importer and distributor. The transaction, set to mature on December 5, 2014, is secured by specific clothing inventory being imported into South Africa from Asia and sold to large retailers serving all of the country’s market segments, including low income consumers.

•	On August 22, 2014 and August 26, 2014, we funded $2,000,000 and $1,000,000, respectively, as part of a $3,000,000 trade finance transaction at a fixed interest rate of 12.50% to a Zambian agricultural distributor engaged in the warehousing and trading of key agricultural commodities including fertilizer, maize, soya beans, ground nuts and seed. The transaction, set to mature on October 22, 2014, is supported by a purchase and repurchase agreement that is secured by specific receivables. The borrower has been awarded a large tender from a Zambian parastatal purchasing board to supply purpose-made fertilizers that can help local farmers maximize their crop yields to improve national food security.